Exhibit 99.1

Trip.com Group Reports Unaudited First Quarter of 2020 Financial Results

SHANGHAI, May 28, 2020 /PRNewswire/ —Trip.com Group Limited (Nasdaq: TCOM) (“Trip.com Group” or the “Company”), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services, today announced its unaudited financial results for the first quarter ended March 31, 2020.

Key Highlights for the First Quarter of 2020

•	The Company’s results for the first quarter of 2020 have been significantly and negatively impacted by the COVID-19 pandemic.

•

For the first quarter of 2020, Trip.com Group reported net revenue of RMB4.7 billion (US$669 million), representing a 42% decrease from the same period in 2019. Net revenue for the first quarter of 2020 decreased by 43% from the previous quarter.

•

In response to the pandemic, the Company swiftly adopted cost control measures to reflect a significant slowdown in consumer demand. Total cost and expenses declined by 14% year-over-year in the first quarter of 2020. Excluding bad debt provisions, total cost and expenses declined by 31% year-over-year in the first quarter of 2020.

•

Loss from operations for the first quarter of 2020 was RMB1.5 billion (US$211 million). Excluding share-based compensation charges, non-GAAP loss from operations was RMB1.2 billion (US$163 million), including bad debt provisions of RMB1.2 billion for the increased receivables mainly due to the refunds for reservation cancellations as a result of the COVID-19 pandemic.

“The COVID-19 pandemic has brought significant challenges to the global travel industry. However, it is encouraging that by now, we have seen stabilization or recovery of travel activities in many of the markets where we operate,” said James Liang, Executive Chairman. “In China, travel activities hit bottom in February, and have since been consistently on a recovery track. In recent weeks, the recovery in high-end hotel meaningfully outpaced other segments, thanks to our timely product innovation for the COVID-19 new normality. Travel is human nature and we have full confidence that the industry will return and reach new high as the pandemic recedes.”

“We are extremely proud of our entire team for their tireless dedication during the peak of the COVID-19 global pandemic in the past few months, “said Jane Sun, Chief Executive Officer. “The Company took immediate actions to ensure that we are protecting customer interest and making appropriate adjustments in response to the pandemic. With a strong cash reserve, we are prepared and are in prime position to take advantage of an industry recovery. We are confident that Trip.com Group will emerge an even stronger Company after the COVID-19 pandemic.”

First quarter of 2020 Financial Results and Business Updates

The Company’s results for the first quarter of 2020 have been significantly and negatively impacted by the COVID-19 pandemic. The pandemic drove a significant decline in travel demand resulting in reservation cancellations and reduced new orders. In addition, the bad debt provisions and impairments of long-term investments both increased. As the COVID-19 is still evolving, we will continuously review the provisions for losses and make adjustment accordingly.

For the first quarter of 2020, Trip.com Group reported net revenue of RMB4.7 billion (US$669 million), representing a 42% decrease from the same period in 2019. Net revenue for the first quarter of 2020 decreased by 43% from the previous quarter.

Accommodation reservation revenue for the first quarter of 2020 was RMB1.2 billion (US$163 million), representing a 62% decrease from the same period in 2019, and a 61% decrease from the previous quarter.

Transportation ticketing revenue for the first quarter of 2020 was RMB2.4 billion (US$338 million), representing a 29% decrease from the same period in 2019, and a 31% decrease from the previous quarter.

Packaged-tour revenue for the first quarter of 2020 was RMB523 million (US$74 million), representing a 50% decrease from the same period in 2019, and a 35% decrease from the previous quarter.

Corporate travel revenue for the first quarter of 2020 was RMB126 million (US$18 million), representing a 47% decrease from the same period in 2019, and a 66% decrease from the previous quarter.

Gross margin was 74% for the first quarter of 2020, which decreased from 79% for the same period in 2019 and the previous quarter.

Product development expenses for the first quarter of 2020 decreased by 33% to RMB1.7 billion (US$239 million) from the same period in 2019 and decreased by 37% from the previous quarter, primarily due to a decrease in expenses relating to product development personnel. Product development expenses for the first quarter of 2020 accounted for 36% of the net revenue for the same period. Excluding share-based compensation charges, non-GAAP product development expenses for the first quarter of 2020 accounted for 32% of the net revenue for the same period, which increased from 28% in the same period in 2019 and 29% in the previous quarter.

Sales and marketing expenses for the first quarter of 2020 decreased by 38% to RMB1.4 billion (US$195 million) from the same period in 2019 and decreased by 44% from the previous quarter, primarily due to a decrease in expenses relating to sales and marketing activities. Sales and marketing expenses for the first quarter of 2020 accounted for 29% of the net revenue for the same period. Excluding share-based compensation charges, non-GAAP sales and marketing expenses for the first quarter of 2020 accounted for 29% of the net revenue for the same period, which increased from 27% in the same period in 2019 and remained consistent with that in the previous quarter.

General and administrative expenses for the first quarter of 2020 increased by 136% to RMB1.9 billion (US$274 million) from the same period in 2019 and increased by 130% from the previous quarter, primarily driven by bad debt provisions of RMB1.2 billion for the increased receivables mainly due to the refunds for reservation cancellations that we paid on behalf of our travel suppliers and the increased credit risk as a result of the COVID-19 pandemic. Excluding the bad debt provisions, general and administrative expenses for the first quarter of 2020 decreased by 9% from the same period in 2019 and 3% from the previous quarter. General and administrative expenses for the first quarter of 2020 accounted for 41% of the net revenue for the same period. Excluding share-based compensation charges, non-GAAP general and administrative expenses accounted for 38% of the net revenue for the same period, which increased from 8% in same period in 2019 and the previous quarter.

Loss from operations for the first quarter of 2020 was RMB1.5 billion (US$211 million), compared to income of RMB885 million in the same period in 2019 and RMB580 million in the previous quarter. Excluding share-based compensation charges, non-GAAP loss from operations was RMB1.2 billion (US$163 million), compared to income of RMB1.4 billion in the same period in 2019 and RMB1.0 billion in the previous quarter.

Operating margin was -32% for the first quarter of 2020, compared to 11% in the same period in 2019, and 7% in the previous quarter. Excluding share-based compensation charges, non-GAAP operating margin was -25%, compared to 17% in the same period in 2019 and 12% in the previous quarter.

Income tax benefit for the first quarter of 2020 was RMB254 million (US$36 million), compared to expense of RMB677 million in the same period of 2019 and RMB364 million in the previous quarter. The change in our effective tax rate was primarily due to valuation allowances provided against the deferred tax assets associated with the accumulated loss, the non-deductible expenses from the bad debt provisions and impairments of long-term investments, as well as the non-deductible expenses of the fair value changes in equity securities investments.

Net loss attributable to Trip.com Group’s shareholders for the first quarter of 2020 was RMB5.4 billion (US$754 million), compared to net income attributable to Trip.com Group’s shareholders of RMB4.6 billion in the same period in 2019 and RMB2.0 billion in the previous quarter, primarily due to the operating loss associated with impact of COVID-19, the fair value changes in equity securities investments, impairments of long-term investments and loss from other investing activities. Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP net loss attributable to Trip.com Group’s shareholders was RMB2.2 billion (US$312 million), compared to net income of RMB1.8 billion in the same period in 2019 and RMB1.2 billion in the previous quarter.

Diluted losses per ADS were RMB8.98 (US$1.27) for the first quarter of 2020. Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP diluted losses per ADS were RMB3.73 (US$0.53) for the first quarter of 2020.

As of March 31, 2020, the balance of cash and cash equivalents, restricted cash, short-term investment, held to maturity time deposit and financial products was RMB68.2 billion (US$9.6 billion). The COVID-19 pandemic has negatively impacted on our cash flows during the first quarter of 2020, which could continue to impact on subsequent periods. Based on our review of liquidity and financial positions, we believe our cash reserve, the aggregated cash flow from operations and financing sources will be sufficient to meet our anticipated cash needs, including working capital requirements, capital expenditures and our other payment obligations for the foreseeable future.

Subsequent Events

In April, 2020, the Company, as borrower, entered into a facility agreement with certain financial institutions, in connection with an up to US$1.0 billion transferrable term and revolving loan facility with an incremental facility of up to US$500 million. The company successfully made a US$1.0 billion drawdown in May, 2020.

Business Outlook

As a result of the continued negative impact due to COVID-19 in the second quarter of 2020, the Company expects net revenue to decrease by approximately 67% to 77% year-over-year for the second quarter of 2020. This forecast reflects the current and preliminary view based on best information available at the time, which is subject to change.

Conference Call

Trip.com Group’s management team will host a conference call at 8:00PM U.S. Eastern Time on May 28, 2020 (or 8:00AM on May 29, 2020 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: https://investors.trip.com. The call will be archived for twelve months at this website.

All participants must pre-register to join this conference call using the Participant Registration link below: https://s1.c-conf.com/diamondpass/10007123-invite.html

Upon registration, each participant will receive details for this conference call, including dial-in numbers, passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call until June 2, 2020.

The dial-in details for the replay:

International dial-in number: +61-7-3107-6325

Passcode: 10007123

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Trip.com Group’s affiliated Chinese entities and the contractual arrangements among Trip.com Group, its affiliated Chinese entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses Non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income attributable to Trip.com Group’s shareholders, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible, and fair value changes of equity securities investments, net of tax, recorded under ASU 2016-1. Trip.com Group’s management believes the Non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using Non-GAAP financial measures is that Non-GAAP measures exclude share-based compensation charges and fair value changes of equity securities investments that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s Non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM) is a leading one-stop travel service provider consisting of Trip.com, Ctrip, Skyscanner, and Qunar. Across its platforms, Trip.com Group enables local partners and travelers around the world to make informed and cost-effective bookings for travel products and services, through aggregation of comprehensive travel-related information and resources, and an advanced transaction platform consisting of mobile apps, Internet websites, and 24/7 customer service centers. Founded in 1999 and listed on Nasdaq in 2003, Trip.com Group has become one of the largest travel companies in the world in terms of gross merchandise value.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2019	March 31, 2020	March 31, 2020
	RMB (million)	RMB (million)	USD (million)

	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	21,747	24,093	3,403
Short-term investments	23,058	25,073	3,541
Accounts receivable, net	7,661	5,098	720
Prepayments and other current assets	15,489	10,384	1,467
Total current assets	67,955	64,648	9,131
Property, equipment and software	6,135	6,113	863
Intangible assets and land use rights	13,264	13,158	1,859
Right-of-use asset	1,207	1,149	162
Investments (Includes held to maturity time deposit and financial products of RMB15,056 million and RMB19,038 million as of December 31,2019 and March 31, 2020, respectively)	51,278	51,353	7,252
Goodwill	58,308	58,308	8,235
Other long-term assets	1,046	655	92
Deferred tax asset	976	1,317	186
Total assets	200,169	196,701	27,780
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	30,516	40,382	5,703
Accounts payable	12,294	4,929	696
Advances from customers	11,675	10,159	1,435
Other current liabilities	14,697	12,330	1,742
Total current liabilities	69,182	67,800	9,576
Deferred tax liability	3,592	3,528	498
Long-term debt	19,537	23,292	3,289
Long-term lease liability	749	775	109
Other long-term liabilities	264	295	42
Total liabilities	93,324	95,690	13,514
MEZZANINE EQUITY
Redeemable non-controlling interests	1,142	1,166	165
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	103,442	97,617	13,786
Non-controlling interests	2,261	2,228	315
Total shareholders’ equity	105,703	99,845	14,101
Total liabilities, mezzanine equity and shareholders’ equity	200,169	196,701	27,780

Trip.com Group Limited

Unaudited Consolidated Statements of Comprehensive Income

(In millions, except share and per share data)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB (million)	RMB (million)	RMB (million)	USD (million)

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Accommodation reservation	3,019	2,968	1,155	163
Transportation ticketing	3,354	3,470	2,393	338
Packaged-tour	1,045	800	523	74
Corporate travel	238	373	126	18
Others	517	732	538	76
Total revenue	8,173	8,343	4,735	669
Less: Sales tax and surcharges	(9)	(8)	(4)	—
Net revenue	8,164	8,335	4,731	669
Cost of revenue	(1,689)	(1,728)	(1,220)	(172)
Gross profit	6,475	6,607	3,511	497
Operating expenses:
Product development **	(2,544)	(2,694)	(1,696)	(239)
Sales and marketing **	(2,222)	(2,487)	(1,382)	(195)
General and administrative **	(824)	(846)	(1,942)	(274)
Total operating expenses	(5,590)	(6,027)	(5,020)	(708)
Income/(loss) from operations	885	580	(1,509)	(211)
Interest income	487	536	513	72
Interest expense	(441)	(387)	(448)	(63)
Other income/(expense) *	4,616	1,775	(3,827)	(541)
Income/(loss) before income tax expense, equity in income of affiliates and non-controlling interests	5,547	2,504	(5,271)	(743)
Income tax (expense)/benefit *	(677)	(364)	254	36
Equity in loss of affiliates	(283)	(147)	(321)	(45)
Net income/(loss)	4,587	1,993	(5,338)	(752)
Net loss attributable to non-controlling interests	30	38	9	1
Accretion to redemption value of redeemable non-controlling interests	(4)	(23)	(24)	(3)
Net income/(loss) attributable to Trip.com Group Limited	4,613	2,008	(5,353)	(754)
Comprehensive income/(loss) attributable to Trip.com Group Limited *	4,631	2,188	(5,924)	(837)
Earnings/(losses) per ordinary share
- Basic	66.54	27.03	(71.86)	(10.15)
- Diluted	59.59	25.82	(71.86)	(10.15)
Earnings/(losses) per ADS
- Basic	8.32	3.38	(8.98)	(1.27)
- Diluted	7.45	3.23	(8.98)	(1.27)
Weighted average ordinary shares outstanding
- Basic	69,345,914	74,261,842	74,494,148	74,494,148
- Diluted	79,218,054	80,426,008	74,494,148	74,494,148
- Diluted-non GAAP	79,218,054	77,664,621	74,494,148	74,494,148
** Share-based compensation included in Operating expenses above is as follows:
Product development	251	240	180	25
Sales and marketing	38	38	30	4
General and administrative	196	165	133	19
* Fair value changes of equity securities investments included in Net income/(loss) is as follow:
Fair value (income)/loss of equity securities investments, net of tax	(3,348)	(1,265)	2,790	394

Trip.com Group Limited

Reconciliation of GAAP and Non-GAAP Results

(In millions, except % and per share data)

	Quarter Ended March 31, 2020
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(1,696)	-36%	180	4%	(1,516)	-32%
Sales and marketing	(1,382)	-29%	30	1%	(1,352)	-29%
General and administrative	(1,942)	-41%	133	3%	(1,809)	-38%

Total operating expenses	(5,020)	-106%	343	7%	(4,677)	-99%
Loss from operations	(1,509)	-32%	343	7%	(1,166)	-25%
Fair value changes of equity securities investments, net of tax benefit of RMB209 million	(2,790)	-59%	2,790	59%	—	0%
Net loss attributable to Trip.com Group’s shareholders	(5,353)	-113%	3,133	66%	(2,220)	-47%
Diluted losses per ordinary share (RMB)	(71.86)		42.05		(29.81)
Diluted losses per ADS (RMB)	(8.98)		5.25		(3.73)
Diluted losses per ADS (USD)	(1.27)		0.74		(0.53)

	Quarter Ended December 31, 2019
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(2,694)	-32%	240	3%	(2,454)	-29%
Sales and marketing	(2,487)	-30%	38	0%	(2,449)	-29%
General and administrative	(846)	-10%	165	2%	(681)	-8%

Total operating expenses	(6,027)	-72%	443	5%	(5,584)	-67%
Income from operations	580	7%	443	5%	1,023	12%
Fair value changes of equity securities investments, net of tax expense of RMB62 million	1,265	15%	(1,265)	-15%	—	0%
Net income attributable to Trip.com Group’s shareholders	2,008	24%	(822)	-10%	1,186	14%
Diluted earnings per ordinary share (RMB)	25.82		(10.31)		15.51
Diluted earnings per ADS (RMB)	3.23		(1.29)		1.94
Diluted earnings per ADS (USD)	0.46		(0.19)		0.28

	Quarter Ended March 31, 2019
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(2,544)	-31%	251	3%	(2,293)	-28%
Sales and marketing	(2,222)	-27%	38	0%	(2,184)	-27%
General and administrative	(824)	-10%	196	2%	(628)	-8%

Total operating expenses	(5,590)	-68%	485	6%	(5,105)	-63%
Income from operations	885	11%	485	6%	1,370	17%
Fair value changes of equity securities investments, net of tax expense of RMB255 million	3,348	41%	(3,348)	-41%	—	0%
Net income attributable to Trip.com Group’s shareholders	4,613	57%	(2,863)	-35%	1,750	21%
Diluted earnings per ordinary share (RMB)	59.59		(36.15)		23.44
Diluted earnings per ADS (RMB)	7.45		(4.52)		2.93
Diluted earnings per ADS (USD)	1.11		(0.67)		0.44

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB7.0808 on March 31, 2020 published by the Federal Reserve Board.